Exhibit 16.1

August 21, 2026

The Chairman

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Dear Sir,

Re: Northann Corp. – Response to Form 8-K (Items 4.01 and 4.02)

On June 8, 2026, we resigned as the independent registered public accounting firm of Northann Corp.

The reason for our resignation was the unauthorized use of our firm name and audit opinion in Northann Corp.’s Annual Report on Form 10-K for the fiscal year ended 2025, filed with the SEC on April 14, 2026. We did not prepare the opinion included in that filing, nor did we consent to the inclusion of our name in the 2025 Form 10-Kreport.

With respect to Item 4.02 of the Form 8-K filed by Northann Corp., the Company stated that we did not identify any specific items in the financial statements included in the 2025 Form 10-K as being incorrect. To set the record straight, we withheld consent due to a lack of sufficient appropriate audit evidence, as required by professional standards.

During the engagement, we repeatedly requested documents necessary to perform required audit procedures. The Company frustrated these efforts by persistently providing inaccessible links. We advised that bulky documents be sent as email attachments in installments. The Company declined and continued to send inaccessible links. As a result, we were unable to complete our audit procedures and therefore could not issue an audit opinion or consent to the filing of reports that we had not verified.

We recognize our fiduciary responsibilities. Our primary obligation is to act in the best interests of investors and the public, without regard to financial considerations or any potential adverse consequences to the Firm.

Sincerely,

For: LAO Professionals

/s/ Lateef Awojobi
Lateef Awojobi
Managing Partner/CEO

Cc:	Northann Corp
PCAOB